1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

                    (Registrant)

Date    May 30, 2003                                                                                     By    /s/ Chen Guangshui

    Chen Guangshui, Secretary

EXHIBITS

Exhibit	Description

Exhibit 99.1	On-going connected transactions and new waiver application

Exhibit 99.2	The Second Supplemental Agreement, Ongoing connected transactions, new waiver application and despatch of circular

Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited, you should at once hand this circular together with the form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(Translation from the Company’s Chinese name)

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

ON-GOING CONNECTED TRANSACTIONS

AND NEW WAIVER APPLICATION

Independent financial adviser to the independent board committee of Yanzhou Coal Mining Company Limited

CLSA Equity Capital Markets Limited

A letter from the board of directors of Yanzhou Coal Mining Company Limited is set out on pages 4 to 23 of this circular. A letter from the independent board committee of Yanzhou Coal Mining Company Limited is set out on page 24 of this circular. A letter from CLSA Equity Capital Markets Limited containing its advice to the independent board committee of Yanzhou Coal Mining Company Limited is set out on pages 25 to 34.

A notice convening the annual general meeting of Yanzhou Coal Mining Company Limited to be held at 8:00 a.m. on 27 June 2003 at 2nd Floor Conference Room, Zong He Building, 40 Fushan Road, Zoucheng, Shandong Province 273500, the People’s Republic of China, together with a copy of the announcement of Yanzhou Coal Mining Company Limited dated 12 May 2003, the reply slip for attending the annual general meeting of Yanzhou Coal Mining Company Limited and the form of proxy, were despatched to the shareholders of Yanzhou Coal Mining Company Limited on 13 May 2003.

If you intend to attend the annual general meeting of Yanzhou Coal Mining Company Limited, please complete and return the reply slip enclosed with the notice of the meeting in accordance with the instructions printed thereon as soon as possible and in any event by no later than 6 June 2003.

Whether or not you are able to attend, please complete and return the form of proxy enclosed with the notice of the annual general meeting of Yanzhou Coal Mining Company Limited in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at Shops 1901-1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

30 May 2003

Definitions

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“AGM”    the 2002 annual general meeting of the Company to be held on 27 June 2003

“Board”    the board of Directors of the Company

“Caps”    the aggregate annual volume of transactions between the Company and the Parent Company with respect to the cross-provision of utilities, materials, supplies and services as set out in the Previous Waiver

“CLSA”    CLSA Equity Capital Markets Limited, a licensed securities adviser and corporate finance adviser under the SFO, the independent financial adviser to the Independent Board Committee in respect of the New Waiver Application and the Second Supplemental Agreement

“Company”    Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC with limited liability, the H Shares of which are listed on the Stock Exchange

“connected person”    has the meaning ascribed to it by the Listing Rules

“Directors”    the directors of the Company

“Group”    the Company and its subsidiary

“H Shares”    overseas listed foreign invested shares of RMB1.00 each in the capital of the Company, which are subscribed for and traded in Hong Kong dollars

“Hong Kong”    the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”    a committee of the board of Directors comprising the independent non-executive Directors established for the purpose of advising the Independent Shareholders in relation to the Second Supplemental Agreement and the New Waiver Application

“Independent Shareholders”    the shareholders of the Company, other than the Parent Company and its associates (as defined in the Listing Rules)

“Latest Practicable Date”    28 May 2003, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“Listing Rules”    the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mines”    the coal mines of the Company, namely, Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III

“New Waiver Application”    the application for a new waiver to the Stock Exchange in respect of the Ongoing Connected Transactions, details of which are set out in the paragraph headed “The New Waiver Application” under the section headed “Letter from the Board” of this circular

“Ongoing Connected Transactions”    the ongoing connected transactions between the Company and the Parent Company, the details of which are set out in the paragraph headed “Ongoing Connected Transactions” under the section headed “Letter from the Board” of this circular

“Parent Company”    Yankuang Group Corporation Limited ( ), a State-owned and State solely invested company established in the PRC, (where the context requires) and/or its subsidiaries

“Parent Company Power System”    the electricity supply system of the Parent Company

“PRC”    the People’s Republic of China

“Previous Waiver”    the conditional waiver dated 9 May 1998 granted by the Stock Exchange in favour of the Company pursuant to which the Company was exempted from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules in respect of certain connected transactions of the Company

“Prospectus”    the prospectus dated 24 March 1998 issued by the Company

“Restructuring”    the corporate restructuring (as completed in September 1997) which was carried out in preparation for the initial listing of the Company’s shares on 1 April 1998 (details of which were summarised in the paragraph headed “The Restructuring” under the section headed “Particulars of the Company” in the Prospectus)

“Second Supplemental Agreement”    the second supplemental agreement dated 29 May 2003 entered into between the Company and the Parent Company to amend the Supply Agreement

“SFO”    Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholders”    holders of domestic shares and holders of the H Shares of the Company

“Stock Exchange”    The Stock Exchange of Hong Kong Limited

“Supervisors”    the supervisors of the Company

“Supply Agreement”    the materials and services supply agreement dated 17 October 1997 entered into between the Company and the Parent Company which has an initial term of 10 years from the date of issuance of the Company’s business licence (as amended by the first supplemental agreement dated 30 October 2001 entered into between the same parties)

Letter from the Board

Yanzhou Coal Mining Company Limited

(Translation from the Company’s Chinese name)

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Directors:    Registered office and

Mo Liqi         principle place of business:

Yang Deyu 40 Fushan Road

Geng Jiahuai         Zoucheng

Wang Bangjun         Shandong Province 273500

Yu Xuezhi PRC

Yang Jiachun

Wu Yuxiang         Place of business in Hong Kong:

Dong Yunqing      20/F, Hing Wai Building

Fan Weitang*       36 Queen’s Road Central

Cui Jianmin*        Central

Wang Xiaojun*    Hong Kong

*  independent non-executive Director

30 May 2003

To the Shareholders

Dear Sir or Madam,

ON-GOING CONNECTED TRANSACTIONS

AND NEW WAIVER APPLICATION

INTRODUCTION

The Board announced on 12 May 2003 that the Company would make the New Waiver Application to the Stock Exchange for the granting of a new waiver from strict compliance with the relevant requirements under Chapter 14 of the Listing Rules in respect of the Ongoing Connected Transactions under the Supply Agreement (as amended by the Second Supplemental Agreement). It was also announced that the Company and the Parent Company would enter into the Second Supplemental Agreement to amend the number and certain types of ongoing connected transactions as set out in the Supply Agreement.

The Second Supplemental Agreement was entered into between the Company and the Parent Company on 29 May 2003.

The Parent Company is the controlling shareholder of the Company which holds approximately 58.19% of the total issued share capital of the Company. Pursuant to the Listing Rules, the Ongoing Connected Transactions and the Second Supplemental Agreement constitute connected transactions for the Company. The Second Supplemental Agreement and the New Waiver Application require approval from the Independent Shareholders at the AGM.

The Independent Board Committee has been formed to consider the New Waiver Application and the Second Supplemental Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. CLSA has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the New Waiver Application and the Second Supplemental Agreement, and its letter of advice to the Independent Board Committee is included in this circular.

The purpose of this circular is to provide you with further information in relation to the New Waiver Application and the Second Supplemental Agreement, to set out the recommendations of the Independent Board Committee and the letter of advice from CLSA to the Independent Board Committee.

A resolution to approve the New Waiver Application and the Second Supplemental Agreement will be proposed at the AGM. In accordance with the Listing Rules, the Parent Company, being the controlling shareholder of the Company, and its associates (as defined in the Listing Rules) will abstain from voting on the resolution to approve the New Waiver Application and the Second Supplemental Agreement.

BACKGROUND

The Previous Waiver

Pursuant to the Restructuring, the Parent Company transferred certain of its business and assets to the Company. Such business and assets were an integral part of the business and assets of the Parent Company prior to such transfer. After the transfer, the Company and the Parent Company were expected to share certain facilities and utilities. If the Company sets up its own system for such facilities and utilities, it will increase the cost of the Company and will not be in the interests of the Company. The Company and the Parent Company were also expected to continue to supply certain materials and to provide certain services to each other. For this purpose, the Company and the Parent Company entered into the Supply Agreement on 17 October 1997 which sets out in detail the materials, utilities and services to be provided by each party.

Upon the listing of the Company’s shares on the Stock Exchange in April 1998, the Company applied for and was granted the Previous Waiver for ongoing connected transactions with the Parent Company which include, among other things, the cross-provision of utilities, materials, supplies and services pursuant to the Supply Agreement.

The Previous Waiver specifies that, among other conditions, the aggregate annual volume of transactions between the Company and the Parent Company with respect to the cross-provision of utilities, materials, supplies and services shall not exceed the Caps set out below:

Annual limit as a percentage of the audited

consolidated net sales of the Company in the

Description of transaction     immediately preceding financial year

Aggregate amount which the Parent 3.5%

Company pays to the Company for

the utilities, materials, supplies and

services provided by the Company

Aggregate amount which the Company     22.0%

pays to the Parent Company for the utilities,

materials, supplies and services provided by

the Parent Company

For the three financial years ended 31 December 2002, the aggregate amount paid by the Parent Company to the Company for the provision of utilities, materials, supplies and services by the Company amounted to approximately RMB81,042,000, RMB91,071,000 and RMB128,284,000, respectively, which represented approximately 2.4%, 2.5% and 2.6% of the audited consolidated net sales of the Company in the immediately preceding financial year.

For the three financial years ended 31 December 2002, the aggregate amount paid by the Company to the Parent Company for the provision of utilities, materials, supplies and services by the Parent Company amounted to approximately RMB508,726,000, RMB772,531,000 and RMB884,759,000, respectively, which represented approximately 15.1%, 21.5% and 18.1% of the audited consolidated net sales of the Company in the immediately preceding financial year.

Connected Transactions

As at the Latest Practicable Date, the Parent Company, the controlling shareholder of the Company, holds approximately 58.19% of the total issued share capital of the Company. The Parent Company is, therefore, a connected person of the Company for the purposes of the Listing Rules. Any transactions which the Company has entered into or will enter into with the Parent Company constitute “connected transactions” of the Company for the purposes of the Listing Rules.

REASONS FOR THE NEW WAIVER APPLICATION

The Second Supplemental Agreement

The Supply Agreement was entered into between the Company and the Parent Company in October 1997, which was before the commencement of the listing of H Shares on the Stock Exchange in April 1998. The Company was granted the Previous Waiver in May 1998 for ongoing connected transactions with the Parent Company in respect of the cross-provision of utilities, materials, supplies and services under the Supply Agreement. The Company and the Parent Company entered into the railway acquisition agreement dated 30 October 2001 for the acquisition of railway assets by the Company from the Parent Company. Following the completion of such agreement, the Parent Company utilised the railway transportation services provided by the Company and the Company no longer relied on the Parent Company for the provision of such services. It resulted in variations to the nature of ongoing connected transactions between the Company and the Parent Company. Accordingly, the Company and the Parent Company entered into the first supplemental agreement dated 30 October 2001 to amend the Supply Agreement, details of which were set out in the announcement and circular to shareholders dated 30 October 2001 and 22 November 2001, respectively.

For the reasons set out below and the benefits to the Company of amending certain ongoing connected transactions with the Parent Company as set out on pages 16 to 17, the Company and the Parent Company have entered into the Second Supplemental Agreement to amend the number and certain types of ongoing connected transactions as set out in the Supply Agreement:

1.    The Company’s scale of operation has been expanding since its initial public offering in April 1998, causing an increasing demand for materials and services. The business of the Parent Company has also been expanding. However, the Supply Agreement limits the type and scope of materials and services to be provided by the Parent Company to the Company. In order to safeguard the Company’s normal operation, it is essential to amend the Supply Agreement.

2.    In May 2002, the Parent Company Power System was set up which covers the areas on which both the Mines and the Parent Company’s own mines are situated. Such system could also generate power and satisfy the electricity demand of the Company and the Parent Company. Depending on the actual electricity consumption, such system will purchase electricity from, or sell part of the electricity it generates to, the Shandong power grid. Due to the proximity of the Mines to the Parent Company Power System, the electricity cost to the Company will be lower if it purchases electricity from the Parent Company at the Contract Price (as defined in the sub-paragraph headed “Electricity” under the paragraph headed “Ongoing Connected Transactions” below) instead of the Shandong power grid.

3.    In the past, the materials supply centre of the Company could only carry out materials procurement activities. At present, the materials supply centre has the capacity to purchase materials in bulk at a discount from the market for sale to the Parent Company and independent third parties at prevailing market prices. The Company intends to supply materials to the Parent Company at market prices to replace the original arrangement of procuring materials for the Parent Company for a management fee of 5% of the cost of the relevant materials. This new arrangement will enable the Company to have a higher income. The Company is not the only supplier of materials to the Parent Company. The Parent Company could also purchase materials from independent third parties at market prices. Under the original arrangement of materials procurement for the Parent Company, the Parent Company will not purchase materials from the Company if the market price of such materials is lower than the cost of the relevant materials to the Company plus a management fee of 5%. Under the new arrangement of the supply of materials by the Company to the Parent Company, if the market prices of the materials fluctuate, the Company will not sell such materials to the Parent Company if the profit to be generated from such sale will be less than 5% in order to protect the interest of the Company.

4.    As at 31 December 2002, the Company’s coal production capacity reached 38,430,000 tonnes, representing a 128% increase over 1997; and its total assets were at approximately RMB13,000,000,000, representing a 172% increase over 1997. There has been a huge increase in the Company’s demand for construction services. At the same time, the construction team of the Parent Company has been expanding and has been certified by the State of having the capacity to provide such services with enhanced competitiveness. If the Parent Company provides construction services to the Company (including ground surface construction works and construction of mine wells), it could help to reduce the Company’s cost of production. Such services would be provided at market prices and would not be an exclusive arrangement, as both the Parent Company and independent third parties will have equal opportunities to provide construction service to the Company. In accordance with State or industry regulations, the Company will choose the service provider which offers the price and quality which best satisfy the requirements of the Company through a bidding system. If the Parent Company provides construction services to the Company, the auditors of the Company, when performing annual audit on the Company’s accounts, will carry out review procedures on the transactions and provide to the Directors a letter advising whether the transactions have been entered into in accordance with the terms of the Supply Agreement (as amended by the Second Supplemental Agreement) or they confirm to the Directors that they are not aware of any transactions which have been entered into on terms that are less favourable than terms available from independent third parties.

5.    Pursuant to the Supply Agreement, the only type of materials that the Parent Company could supply to the Company is concrete. There has been a huge increase in the Company’s demand for materials and equipment for its coal mining business in recent years. At the same time, the non-coal business of the Parent Company has been expanding and could manufacture materials (such as rubber tapes and cables) and equipment relating to coal mining business which meet the relevant safety standards. Therefore, the Company proposes to purchase some of the materials and equipment that it requires from the Parent Company. Both the Parent Company and independent third parties will have equal opportunities to supply materials and equipment to the Company. The Company will choose the supplier which offers the price and quality which best satisfy the requirements of the Company. If the Parent Company supplies materials and equipment to the Company, the auditors of the Company, when performing annual audit on the Company’s accounts, will carry out review procedures on the transactions and provide to the Directors a letter advising whether the transactions have been entered into in accordance with the terms of the Supply Agreement (as amended by the Second Supplemental Agreement) or they confirm to the Directors that they are not aware of any transactions which have been entered into on terms that are less favourable than terms available from independent third parties.

The Second Supplemental Agreement will amend the Supply Agreement by:

(i)    adding the direct supply of electricity at the Contract Price (as defined in the sub-paragraph headed “Electricity” under the paragraph headed “Ongoing Connected Transactions” below) as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company such that the Company will purchase electricity from the Parent Company instead of the Shandong power grid;

(ii)    changing the procurement of materials for a management fee of 5% of the cost of the relevant materials by the Company for the Parent Company and/or its subsidiaries to the sale of materials at prevailing market prices by the Company to the Parent Company and/or its subsidiaries;

(iii)    changing the supply of concrete at prevailing market price by the Parent Company and/or its subsidiaries to the Company to the supply of materials and equipment at prevailing market prices by the Parent Company and/or its subsidiaries to the Company; and

(iv)    adding the provision of construction services at prevailing market prices as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company.

Save as amended by the Second Supplemental Agreement, all other provisions of the Supply Agreement will remain in full force and effect.

The Second Supplemental Agreement constitutes a connected transaction of the Company under Rule 14.26 of the Listing Rules and is therefore subject to the relevant disclosure and independent shareholders’ approval requirements. The Second Supplemental Agreement will take effect upon its approval by the Independent Shareholders.

The Caps of the Previous Waiver were set by reference to the nature and volume of ongoing connected transactions between the Company and the Parent Company and scale of operation of the Company in 1998. In view of the anticipated increase in the ongoing connected transaction volume between the Company and the Parent Company based on the Supply Agreement (as amended by the Second Supplemental Agreement), the Company has made the New Waiver Application to the Stock Exchange for the granting of a new waiver from strict compliance with the relevant requirements under Chapter 14 of the Listing Rules in respect of the cross-provision of utilities, materials, supplies and services between the Company and the Parent Company under the Supply Agreement (as amended by the Second Supplemental Agreement) as set out in the paragraph headed “Ongoing Connected Transactions” below. The New Waiver Application covers all ongoing connected transactions between the Company and the Parent Company under the Supply Agreement (as amended by the Second Supplemental Agreement).

ONGOING CONNECTED TRANSACTIONS

Provision of utilities, materials, supplies and services

Pursuant to the Supply Agreement and as set out in the Prospectus, the price for the cross-provision of materials, utilities and services between the Company and the Parent Company is based at (i) state-prescribed prices; (ii) where there is no state-prescribed prices, market prices; or (iii) where neither state-prescribed prices nor market prices are applicable, the cost to the providing party of the relevant materials, utilities or services.

(1)    Utilities and services which the Company and the Parent Company will, or will continue to, provide to each other

(a)    Water

The headquarters of the Parent Company has supplied and will continue to supply water to the headquarters of the Company whilst the Mines have supplied and will continue to supply water to the other operating sections of the Parent Company which are situated at the Mines, in each case at the prevailing local market price.

(b)    Electricity (the arrangement for this transaction differs from that as currently stipulated in the Supply Agreement)

The Parent Company Power System will supply electricity to the Mines at a price (the “Contract Price”) to be agreed and confirmed by the parties from time to time, which however must be not higher than the price at which the Mines could purchase power from the Shandong power grid. The Shandong power grid is owned by a State-owned enterprise.

The Parent Company Power System will supply electricity to the headquarters of the Parent Company, which will then transmit electricity to the headquarters of the Company at the Contract Price plus a management fee of 5% of the Contract Price (the “Management Fee”).

The Mines will transmit electricity to the other operating sections of the Parent Company which are situated at the Mines at the Contract Price plus the Management Fee.

The Parent Company Power System is expected to have installed capacity of approximately 182,000 KW, 232,000 KW and 502,000 KW in 2003, 2004 and 2005, respectively, and an annual actual generation of approximately 1,100,000 MWh, 1,400,000 MWh and 3,000,000 MWh, respectively. The Company is expected to consume approximately 770,000 MWh, 810,000 MWh and 850,000 MWh of electricity in 2003, 2004 and 2005, respectively. The Parent Company Power System, depending on the actual electricity consumption, will purchase electricity from, or sell part of the electricity it generates to, the Shandong power grid. Irrespective of its source of power, the Parent Company Power System will still supply electricity to the Mines at the Contract Price.

In 2002, the composite average price of electricity purchased by the Company from the Shandong power grid was approximately RMB0.5494/KWh (before tax) and was the average price level for large industrial users which consume 35KV and 110KV of electricity in the Shandong Province.

(c)    Telecommunication services

The headquarters of the Parent Company has provided and will continue to provide telecommunication services to the headquarters of the Company, whilst the Mines have provided and will continue to provide telecommunication services to the other operating sections of the Parent Company which are situated at the Mines. The telecommunication costs (including the aggregate cost of the telephone charges, the repair maintenance costs and telephone installation costs paid or payable to third party providers), all of which represent the market value thereof, will be apportioned between the Company and the Parent Company on the basis of their respective actual usage of the telecommunication services.

(d)    Use of roads

The Parent Company and the Company have each allowed and will each continue to allow the other to use all its roads in Shandong Province at no cost. In light of the fact that the Company will have the right to use all of the Parent Company’s roads in Shandong Province at no cost, the Directors believe it would be fair and reasonable to allow the Parent Company to have the right to use all of the Company’s roads in Shandong Province on the same terms.

(2)    Materials, supplies and services which the Company will, or will continue to, provide to the Parent Company

(a)    Coal supply

The Company has supplied and will continue to supply coal to the Parent Company for power generation, gas production, concrete production and other productive purposes as well as for daily consumption. All coal will be supplied at the prevailing local market prices.

(b)    Sale of materials (the arrangement for this transaction differs from that as currently stipulated in the Supply Agreement)

The materials supply centre of the Company has the capacity to conduct sale of materials activities. It will purchase materials from independent third parties in the market and supply part of such materials to the Parent Company and independent third parties at prevailing market prices.

(c) Railway transportation services

Pursuant to the railway acquisition agreement dated 30 October 2001, the Company acquired railway assets from the Parent Company, the details of which are set out in the Company’s announcement dated 30 October 2001 and circular to shareholders dated 22 November 2001. Following the acquisition, the Company has provided and will continue to provide railway transportation services to the Parent Company and/or its subsidiaries. Such transportation services will be provided at state-prescribed prices.

(3)    Materials, supplies and services which the Parent Company will, or will continue to, provide to the Company

(a)    Road transportation services

The Parent Company has used and will continue to use its own fleet of trucks and vehicles to provide short-distance transportation services for materials sourced by the Company, to assist in the removal of waste from the Mines and to provide other transportation services for the Company. All such road transportation services will be provided at state-prescribed prices.

(b)    Supply of materials and equipment (the arrangement for this transaction differs from that as currently stipulated in the Supply Agreement)

The Parent Company will supply equipment and concrete and other materials to the Company at prevailing market prices.

(c)    Equipment maintenance and repair works

The Parent Company has provided and will continue to provide to the Company equipment maintenance and repair works on production equipment and facilities and other assets of the Company at prevailing local market prices.

(d)    Technical training

The Parent Company has provided and will continue to provide technical training to the Company’s employees at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost per employee to the Parent Company in respect of the provision of such training multiplied by the actual number of employees of the Company trained. Both parties have set an upper limit of RMB15,130,000 for such fixed price.

(e)    Research and development/technical support

The Parent Company’s design institute, which specialises in the design of, among other things, new coal mines, larges scale changes to plant designs, and roads, has provided and will continue to provide technical services to the Company from time to time at the prevailing market price.

(f)    Environmental services

The Parent Company has provided and will continue to provide environmental services (including environmental enhancement and hygiene services) to the Company at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the basis of the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself multiplied by the surface area of the Mines and other properties which will be owned by the Company as a percentage of the aggregate surface area of mines and other properties owned by the Parent Company and the Company. Both parties have set an upper limit of RMB4,780,000 for such fixed price.

(g)    Security and fire services

The Parent Company has provided and will continue to provide the Company with security and ground fire fighting services at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company for the provision of such services multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB11,750,000 for such fixed price

(h)    Civilian police training and civilian security services

The Parent Company has provided and will continue to provide the Company with civilian police training and civilian security services at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB2,200,000 for such fixed price

(i)    Property management services

The Parent Company has managed and will continue to manage the staff quarters which are rented or owned by the Company’s employees in consideration of the payment by the Company of a fixed property management fee, which is determined based on the cost of providing such service. Such fixed property management fee will be calculated based on the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself (including the cost of maintaining and repairing the water pipes, the electricity lines, the telecommunication lines and the heating system for such staff quarters) multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB37,200,000 for such fixed fee.

(j)    Heat supply

The Parent Company has supplied and will continue to supply heat to the Company at a fixed price, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company for the provision of such services to the Company as well as to itself multiplied by the amount of floor area of premises owned by the Company to which heat will be supplied as a percentage of the aggregate floor area of premises owned by the Parent Company and the Company. Both parties have set an upper limit of RMB11,970,000 for such fixed price.

(k)    Education

The Parent Company has allowed and will continue to allow the children of the Company’s employees to attend its schools in consideration of the Company agreeing to pay to the Parent Company a fixed amount, which is determined based on the cost of providing such service. Such fixed price will be calculated based on the aggregate cost to the Parent Company in respect of the operation and maintenance of such schools multiplied by the number of the Company’s employees as a percentage of the aggregate number of employees of the Company and the Parent Company. Both parties have set an upper limit of RMB 16,600,000 for such fixed price.

(l)    Medical, child care and social welfare services

The Parent Company has provided and will continue to provide the Company’s employees with medical, child care and social welfare benefits and services (such as cultural, art, athletic and entertainment services and financial hardship and travel allowances). In consideration therefor and in accordance with the provisions of the Company Law of the PRC, the Company has agreed to pay to the Parent Company a welfare benefit subsidy, equivalent to 14% of the Company’s employees’ aggregate annual wages, which will be used to subsidise the expenses incurred by the Parent Company in the provision of the abovementioned services and benefit to the Company’s employees. Of such 14% welfare benefit subsidy, 8% will be contributed to the personal accounts of the relevant employees under the basic medical insurance fund in accordance with the regulations promulgated by the PRC government.

Under PRC law, the Company is required to set aside a sum of money which will range from 5% to 10% of its after tax profits as a statutory common welfare fund. In addition to the abovementioned subsidy payment arrangement, the Company will authorise the Parent Company to make use of its statutory common welfare fund to acquire fixed assets (such as land and fixtures for staff quarters and medical equipment) which will be used for the provision of the foregoing services and benefits to the Company’s employees.

(m)    Construction services (the Supply Agreement does not currently provide for this service)

The Parent Company will provide constructions services to the Company at prevailing market prices.

BENEFITS OF AMENDING CERTAIN ONGOING CONNECTED TRANSACTIONS WITH THE PARENT COMPANY

The Directors believe that the amendment of certain ongoing connected transactions with the Parent Company pursuant to the Second Supplemental Agreement are in the interests of the Company and the Independent Shareholders, and reflects the principles of market economy, just and equity due to the following reasons:

1.    Reducing the cost of electricity and increasing income from the sale of materials. The price at which the Company will purchase electricity from the Parent Company will not be higher than the price of electricity offered by the Shandong power grid. This will lower the cost of electricity to the Company. The Company will supply materials to the Parent Company at prevailing market prices. This new arrangement will enable to the Company to have a higher income than the original arrangement of procuring materials for the Parent Company for a management fee of 5% of the cost of the relevant materials.

2.    Obtaining a stable and reliable source of services and materials. The Parent is located in Zoucheng, Shandong Province. The Company has a thorough understanding of the operation of the Parent Company. The capacity of the Parent Company to provide construction services and to supply materials and equipment has received State or industry certification or approval. Receiving construction services and obtaining materials and equipment from the Parent Company will lower the cost to the Company. At the same time, the Company could obtain a stable and reliable source of services, materials and equipment with quality assurance and could thereby reduce its risk of operation.

3.    Protecting the interests of the Company. The Parent Company will have equal opportunities to compete with independent third parties. The amendment of certain ongoing connected transactions with the Parent Company pursuant to the Second Supplemental Agreement are in the interests of the Company and the Independent Shareholders. Both the Parent Company and independent third parties will have equal opportunities to provide services and to supply materials to the Company. It will allow the Company to have a broader choice of suppliers in order to choose suppliers which could offer price and quality which better meet the interests of the Company.

THE NEW WAIVER APPLICATION

The transactions outlined in the paragraph headed “Ongoing Connected Transactions” are essential for the business of the Company and would constitute connected transactions of the Company under Rule 14.23(1)(a) of the Listing Rules. Since the aggregate value of such transactions will exceed the higher of HK$10,000,000 or 3% of the net tangible assets of the Group, pursuant to Rule 14.26 of the Listing Rules, these ongoing connected transactions would require disclosure by way of press notice, preparation and despatch of circular to Shareholders and prior approval by the Independent Shareholders on each occasion as they are entered into. A waiver is required as the Directors believe that the Company cannot operate its business effectively if it needs to obtain prior Independent Shareholders’ approval and/or make disclosure before each such transaction can be entered into by the Company.

The estimated annual aggregate amount payable by the Parent Company to the Company for the utilities, materials, supplies and services to be provided by the Company for the three financial years ending 31 December 2005 will amount to approximately RMB513,740,000, RMB629,188,000 and RMB773,500,000, respectively, and will represent approximately 8.3%, 9.3% and 10.8%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year.

The estimated annual aggregate amount payable by the Company to the Parent Company for the utilities, materials, supplies and services to be provided by the Parent Company for the three financial years ending 31 December 2005 will amount to approximately RMB1,489,980,000, RMB1,616,980,000 and RMB1,748,980,000, respectively, and will represent approximately 24%, 23.8% and 24.5%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year.

The estimated annual aggregate amount of utilities, materials, supplies and services to be provided by the Company to the Parent Company under the Supply Agreement for the three financial years ending 31 December 2005 will represent approximately 3.5%, 4.0% and 4.8%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year. Pursuant to the Second Supplemental Agreement, the Company will sell materials to the Parent Company at market prices to replace the original arrangement of procuring materials for the Parent Company for a management fee of 5% of the cost of the relevant materials. It is estimated that for the three financial years ending 31 December 2005, the sale of materials by the Company to the Parent Company will represent approximately 4.8%, 5.3% and 6.0%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year.

It is estimated that the annual aggregate amount of utilities, materials, supplies and services to be provided by the Company to the Parent Company under the Supply Agreement (as amended by the Second Supplemental Agreement) for the three financial years ending 31 December 2005 will represent approximately 8.3%, 9.3% and 10.8%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year. On the above basis, the Company considers that it would be in the interest of the Group to allow a 2.2% buffer in its application to the Stock Exchange when applying for a new cap of 13% in respect of the provision of materials and services to the Parent Company.

The estimated annual aggregate amount of utilities, materials, supplies and services to be provided by the Parent Company to the Company under the Supply Agreement for the three financial years ending 31 December 2005 will represent approximately 15.2%, 14.7% and 14.9%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year. Pursuant to the Second Supplemental Agreement, the Company will purchase electricity from the Parent Company instead of the Shandong power grid. It is estimated that for the three financial years ending 31 December 2005, the amount of electricity to be purchased by the Company from the Parent Company will represent approximately 5.6%, 5.4% and 5.4%, respectively of the consolidated net revenue or the estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year. In addition, the Parent Company will provide construction services to the Company. It is estimated that for the three financial years ending 31 December 2005, the provision of construction services by the Parent Company to the Company will represent approximately 3.2%, 3.7% and 4.2%, respectively of the consolidated net revenue or estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year.

The estimated annual aggregate amount of utilities, materials, supplies and services to be provided by the Parent Company to the Company under the Supply Agreement (as amended by the Second Supplemental Agreement) for the three financial years ending 31 December 2005 will represent approximately 24.0%, 23.8% and 24.5%, respectively of the consolidated net revenue or estimated consolidated net revenue (as the case may be) of the Group in the immediately preceding financial year. On the above basis, the Company considers that it would be in the interest of the Group to allow a 1.5% buffer in its application to the Stock Exchange when applying for a new cap of 26% in respect of the provision of materials and services by the Parent Company to the Company.

The Caps of the Previous Waiver as set out on page 6 were set by reference to the nature and volume of ongoing connected transactions between the Company and the Parent Company and scale of operation of the Company in 1998. In view of the anticipated increase in the ongoing connected transaction volume between the Company and the Parent Company based on the Supply Agreement (as amended by the Second Supplemental Agreement), the Company has made the New Waiver Application to the Stock Exchange.

For the Ongoing Connected Transactions, the Company has made an application to the Stock Exchange for a new waiver from strict compliance with the requirements of Chapter 14 of the Listing Rules for a period of three financial years ending 31 December 2005 subject to the conditions set out below:

(1)    the transactions, and the respective agreements (if any) governing such transactions, must be:

(a)    entered into by the Company in the ordinary and usual course of its business (determined in the context of the actual business of the Company, within the particular circumstances of the PRC economy and the industry in which the Company operates);

(b)    either (i) on normal commercial terms (which can be ascertained by reference to transactions of a similar nature or by similar entities within the PRC or by reference to the Company’s or the Parent Company’s own history and pattern of dealings) or (ii) where there is no available comparison for the purpose of determining whether (i) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c)    entered into either (i) in accordance with the terms of the Supply Agreement (as amended by the Second Supplemental Agreement) or (ii) on terms no less favourable than those available to (or from) independent third parties;

(2)    brief details of the transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules, together with a statement of the opinion of the independent non-executive Directors referred to in condition (3) below, shall be disclosed in the Company’s annual report and accounts for the relevant year;

(3)    the Company’s independent non-executive Directors shall review annually the transactions and confirm, in the Company’s annual report for the year in question, that such transactions have been conducted in the manner stated in conditions (1) above and (5) below;

(4)    the auditors of the Company shall carry out review procedures annually on the transactions and shall provide to the Directors a letter (a copy of which shall be provided to the Listing Division of the Stock Exchange) advising whether the transactions:

(a)    received the approval of the Company’s Directors;

(b)    are in accordance with the pricing policies as stated in the Company’s financial statements;

(c)    have been entered into in accordance with the terms of the agreements governing the transactions or, where there is no agreement, the auditors of the Company shall confirm to the Directors that they are not aware of any transactions which have been entered into on terms that are less favourable than terms available to (or from, as appropriate) independent third parties; and

(d)    any of the limits set out in condition (5) below has been exceeded in the relevant financial year.

For the purpose of the above review by the auditors of the Company, the Parent Company has undertaken to the Company that the Parent Company will provide the auditors with access to its accounting records; and

(5)    the aggregate annual volume of transactions between the Company and the Parent Company with respect to the cross-provision of utilities, materials, supplies and services does not exceed the limits set forth below:

Annual limit as a percentage of

the audited consolidated net

revenue of the Group in the

Description of Transaction         immediately preceding financial year

Aggregate amount which the Parent 13%

Company pays to the Company for

the utilities, materials, supplies and

services provided by the Company

as referred to in the paragraph headed

“Ongoing Connected Transactions”

in this letter

Aggregate amount which the Company         26%

pays to the Parent Company for the

utilities, materials, supplies and services

provided by the Parent Company as

referred to in the paragraph headed

“Ongoing Connected Transactions”

in this letter

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the new waiver to the Company in respect of the Ongoing Connected Transactions on transactions of the kind to which the Ongoing Connected Transactions belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

Other than the cross-provision of utilities, materials, supplies and services between the Company and the Parent Company, the waivers granted to other transactions of the Company referred to in the Previous Waiver remain unchanged. The new waiver to be granted by the Stock Exchange in respect of the Ongoing Connected Transactions will revoke the corresponding sections of the Previous Waiver relating to the Ongoing Connected Transactions.

COMPANY BACKGROUND

The Company is engaged in underground mining, coal preparation, and sale and railway transportation of coal. It mainly produces prime quality low sulphur coal and has extensive coal reserves and resources. It currently operates six coal mines, namely Nantun, Xinglongzhuang, Baodian, Dongtan, Jining II and Jining III coal mines.

RECOMMENDATIONS

The Independent Board Committee, having taken into account the advice of CLSA, considers that the terms of the New Waiver Application and the Second Supplemental Agreement are fair and reasonable insofar as the Independent Shareholders are concerned. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the New Waiver Application and the Second Supplemental Agreement.

The AGM

The Parent Company is the controlling shareholder of the Company which holds approximately 58.19% of the total issued share capital of the Company as at the Latest Practicable Date. Pursuant to the Listing Rules, the Ongoing Connected Transactions and the Second Supplemental Agreement constitute connected transactions for the Company. The Second Supplemental Agreement and the New Waiver Application require approval from the Independent Shareholders at the AGM. The Parent Company and its associates (as defined in the Listing Rules) will abstain from voting on the resolution to approve the New Waiver Application and the Second Supplemental Agreement.

A notice convening the AGM of the Company to be held at 8:00 a.m. on 27 June 2003 at 2nd Floor Conference Room, Zong He Building, 40 Fushan Road, Zoucheng, Shandong Province 273500, the PRC, together with a copy of the announcement of the Company dated 12 May 2003, the reply slip and the form of proxy, were despatched to the Shareholders on 13 May 2003.

Shareholders whose names appeared on the register of members of the Company at the close of business on 27 May 2003 are entitled to attend the AGM after completing the relevant registration procedures. The register of members of the Company is closed from 28 May 2003 to 26 June 2003, both days inclusive, during which period no share transfer will be registered. Transferees of H Shares who wish to attend the AGM must have delivered their instruments of transfer together with the relevant share certificates to reach the Company’s H Share registrar, Hong Kong Registrars Limited at Shops 1901-1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4:00 p.m. on 27 May 2003.

FURTHER INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee on page 24, the letter from CLSA on pages 25 to 34 and the further information set out in the Appendix.

Yours faithfully,

By order of the Board

Mo Liqi

Chairman

Letter from the independent board committee

Yanzhou Coal Mining Company Limited

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

Legal Address:

40 Fushan Road, Zoucheng

Shandong Province 273500

PRC

30 May 2003

To the Independent Shareholders

Dear Sir and Madam,

ON-GOING CONNECTED TRANSACTIONS

AND NEW WAIVER APPLICATION

We refer to the circular of the Company to the Shareholders dated 30 May 2003 (the “Circular”), of which this letter forms part. Terms defined therein shall have the same meaning when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise the Independent Shareholders in connection with the Second Supplemental Agreement and the New Waiver Application, details of which are set out in the Letter from the Board contained in the Circular on pages 4 to 23, as to whether the terms of the Second Supplemental Agreement and the New Waiver Application are fair and reasonable so far as the Independent Shareholders are concerned.

Having considered the terms of the Second Supplemental Agreement and the New Waiver Application, and having taken into account the advice and recommendations of CLSA contained in its letter, we are of the opinion that the terms of the Second Supplemental Agreement and the New Waiver Application are fair and reasonable. We therefore recommend that the Independent Shareholders should vote in favour of the resolution approving the Second Supplemental Agreement and the New Waiver Application.

Yours faithfully,

Yanzhou Coal Mining Company Limited

Fan Weitang

Cui Jianmin

Wang Xiaojun

Independent Board Committee

LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED

[30] May, 2003

To the Independent Board Committee of

Yanzhou Coal Mining Company Limited

Dear Sirs,

ON-GOING CONNECTED TRANSACTIONS AND NEW WAIVER APPLICATION

We refer to our engagement under which CLSA Equity Capital Markets Limited (“CLSA”) has been appointed to advise the Independent Board Committee in connection with the terms of the Second Supplemental Agreement and the New Waiver Application. Pursuant to the Listing Rules, the Second Supplemental Agreement and the transactions covered by the New Waiver Application constitute connected transactions for the Company. The Second Supplemental Agreement and the New Waiver Application are subject to the approval of the Independent Shareholders at a general meeting. Details of the Second Supplemental Agreement and the New Waiver Application are set out in the letter from the Board included in the circular dated [30] May, 2003 (the “Circular”) issued by the Company to the Shareholders. This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In our capacity as independent financial adviser to the Independent Board Committee, our role is to give an independent opinion as to whether the terms of the Second Supplemental Agreement and the New Waiver Application are fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Board Committee has been prepared and delivered in accordance with the requirements of the Listing Rules for the purposes of assisting the Independent Board Committee in its duties to evaluate the terms of the Second Supplemental Agreement and the New Waiver Application and for no other reason. The assumptions made and the analysis conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are wholly responsible, are true and accurate in all respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view and to justify relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. We have not, however, made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Company and the Parent Company. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company or the Parent Company. It is not within our terms of reference to comment on the commercial feasibility of the Second Supplemental Agreement and the New Waiver Application, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the terms of the Second Supplemental Agreement and the New Waiver Application. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Second Supplemental Agreement and the New Waiver Application will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee. As a result, circumstances could develop prior to completion of the Second Supplemental Agreement and the New Waiver Application that, if known at the time we rendered our opinion, would have altered our opinion.

CLSA is a licensed securities adviser and corporate finance adviser under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and together with its affiliates provide a full range of investment banking and broking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for our own account and the accounts of customers. We will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against certain liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the terms of the Second Supplemental Agreement and the New Waiver Application, we have considered the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factors or reasons, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by the results of our analyses of any such individual factors or reasons. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1.    The Second Supplemental Agreement

We have reviewed the terms of the Second Supplemental Agreement and we note that the Second Supplemental Agreement will amend the Supply Agreement in the following areas:

(i)    The Second Supplemental Agreement will amend the Supply Agreement to include the direct supply of electricity at the Contract Price as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company such that the Company will purchase electricity from the Parent Company instead of the Shangdong power grid.

We note that the Contract Price will be agreed and confirmed by the parties from time to time and must not be higher than the price at which the Mines could purchase power from the Shandong power grid.

We also understand that the Directors believe, due to the proximity of the Mines to the Parent Company Power System, the electricity cost to the Company will be lower if it purchases electricity from the Parent Company and/or its subsidiaries at the Contract Price instead of from the Shandong power grid.

(ii)    The Second Supplemental Agreement will change the arrangements with regard to the procurement of materials by the Company for the Parent Company and/or its subsidiaries. Currently the Company charges the Parent Company and/or its subsidiaries a management fee of 5% of the cost of the relevant materials. The Second Supplemental Agreement will change this so that in future the Company will sell materials at prevailing market prices to the Parent Company and/or its subsidiaries.

We note that, under the new arrangement for the supply of materials by the Company to the Parent Company and/or its subsidiaries, the Company will not sell such materials to the Parent Company if the difference between the Company’s cost of purchase of the relevant materials and the price at which they are sold to the Parent Company and/or its subsidiaries will be less than 5% of the cost of the relevant materials.

We understand that the Directors believe this new arrangement will enable the Company to have a higher income.

(iii)    The Second Supplemental Agreement will change the arrangements with regard to the supply of materials by the Parent Company and/or its subsidiaries to the Company. Currently the Parent Company and/or its subsidiaries supply concrete at prevailing market price to the Company. The Second Supplemental Agreement will change this so that in future the Parent Company and/or its subsidiaries will supply a broader range of materials and equipment at prevailing market prices to the Company.

We note that this would not be an exclusive arrangement, as both the Parent Company and/or its subsidiaries and independent third parties will be offered equal opportunities to supply materials and equipment to the Company, and that on each occasion the Company will choose the supplier which offers the price and quality which best satisfy the requirements of the Company.

(iv)    The Second Supplemental Agreement will amend the Supply Agreement to include the provision of construction services at prevailing market prices as an item of service to be provided by the Parent Company and/or its subsidiaries to the Company.

We note that this would not be an exclusive arrangement, as both the Parent Company and/or its subsidiaries and independent third parties will be offered equal opportunities to provide construction services to the Company, and that on each occasion the Company will choose the service provider which offers the price and quality which best satisfy the requirements of the Company through a bidding system in accordance with State or industry regulations.

We also note that if the Parent Company and/or its subsidiaries supply materials and equipment or provide construction services to the Company as described under paragraphs (iii) and (iv) above respectively, the auditors of the Company, when performing the annual audit on the Company’s accounts, will carry out review procedures on the transactions and provide to the Directors a letter advising whether the transactions have been entered into in accordance with the terms of the Supply Agreement (as amended by the Second Supplemental Agreement) or confirm to the Directors that they are not aware of any transactions which have been entered into on terms that are less favourable than terms available from independent third parties.

We also understand that the Directors believe the transactions contemplated under paragraphs (iii) and (iv) above will lower the costs of the Company and that the Company will obtain a stable and reliable source of construction services, materials and equipment with quality assurance thereby reducing its overall operating risks. The Directors also believe the transactions contemplated under paragraphs (iii) and (iv) will allow the Company to have a broader choice of suppliers and service providers thereby improving the Company’s ability to choose the suppliers and service providers which offer price and quality that better meet the interests of the Company.

Further details of the Company’s reasons for entering into the Second Supplemental Agreement are set out in the letter from the Board contained in the Circular.

Having considered that, as stated above,

*    the Contract Price must not be higher than the price at which the Mines could purchase power from the Shandong power grid; and

*    the sale of materials by the Company to the Parent Company and/or its subsidiaries will be at prevailing market prices and the difference between the Company’s cost of purchase of the relevant materials and the price at which they are sold to the Parent Company and/or its subsidiaries will not be less than 5% of the cost of the relevant materials; and

*    both the supply of materials and equipment and the provision of construction services by the Parent Company and/or its subsidiaries to the Company are not exclusive arrangements, and will be supplied or provided at prevailing market prices, and that the auditors of the Company, when performing the annual audit on the Company’s accounts, will carry out review procedures on the transactions and provide to the Directors a letter advising whether the transactions have been entered into in accordance with the terms of the Supply Agreement (as amended by the Second Supplemental Agreement) or confirm to the Directors that they are not aware of any transactions which have been entered into on terms that are less favourable than terms available from independent third parties, we are of the opinion that the pricing mechanism for each of the four transactions under the Second Supplemental Agreement is fair and reasonable.

We have also discussed with the Directors regarding their bases and assumptions in relation to their views as to the impact of each of the four transactions under the Second Supplemental Agreement on the Company as stated above, and we have no reason to believe that such bases and assumptions are not fair and reasonable.

Having considered all of the above principal factors and reasons, including the pricing mechanism of each of the four transactions contemplated under the Second Supplemental Agreement and the Directors’ views on the impact of each of the four transactions under the Second Supplemental Agreement on the Company as stated above, we are of the opinion that the terms of the Second Supplemental Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the transactions contemplated under the Second Supplemental Agreement are in the interest of the Company as a whole.

2.    The New Waiver Application

The transactions outlined in the paragraph headed “Ongoing Connected Transactions” in the letter from the Board set out in the Circular would constitute connected transactions of the Company under Rule 14.23(1)(a) of the Listing Rules. Since the Directors believe the aggregate value of such transactions will exceed the higher of HK$10,000,000 or 3% of the net tangible assets of the Group, pursuant to Rule 14.26 of the Listing Rules, these ongoing connected transactions would require disclosure by way of press notice, preparation and despatch of a circular to Shareholders and prior approval by the Independent Shareholders on each occasion as they are entered into by the Company.

As stated in the letter from the Board, the Directors believe that the Company cannot operate its business effectively if it needs to obtain prior Independent Shareholders’ approval and/or make disclosure before each such transaction can be entered into by the Company.

Further, in view of the anticipated increase in the ongoing connected transaction volume between the Company and the Parent Company and/or its subsidiaries based on the Supply Agreement (as amended by the Second Supplemental Agreement), the Company has made the New Waiver Application to the Stock Exchange and has applied for higher caps in the New Waiver Application.

For further details of the Ongoing Connected Transactions and the reasons for the application for higher caps in the New Waiver Application, please refer to the letter from the Board contained in the Circular.

For the Ongoing Connected Transactions, the Company has made an application for a new waiver from strict compliance with the requirements of Chapter 14 of the Listing Rules for a period of three financial years ending 31 December 2005 subject to the conditions set out below:

(1)    the transactions, and the respective agreements (if any) governing such transactions, must be:

(a)    entered into by the Company in the ordinary and usual course of its business (determined in the context of the actual business of the Company, within the particular circumstances of the PRC economy and the industry in which the Company operates); and

(b)    either (i) on normal commercial terms (which can be ascertained by reference to transactions of a similar nature or by similar entities within the PRC or by reference to the Company’s or the Parent Company’s own history and pattern of dealings), or (ii) where there is no available comparison for the purpose of determining whether (i) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c)    entered into either (i) in accordance with the terms of the Supply Agreement (as amended by the Second Supplemental Agreement) or (ii) on terms no less favourable than those available to (or from) independent third parties;

(2)    brief details of the transactions in each year as required by Rule 14.25(1)(A) to (D) of the Listing Rules, together with a statement of the independent non-executive Directors referred to in condition (3), shall be disclosed in the Company’s annual report and accounts for the relevant year;

(3)    the Company’s independent non-executive Directors shall review annually the transactions and confirm, in the Company’s annual report for the year in question, that such transactions have been conducted in the manner stated in condition (1) above and (5) below;

(4)    the auditors of the Company shall carry out review procedures annually on the transactions and shall provide to the Directors a letter (a copy of which shall be provided to the Listing Division of the Stock Exchange) advising whether the transactions:

(a)    received the approval of the Directors; and

(b)    are in accordance with the pricing policies as stated in the Company’s financial statements; and

(c)    have been entered into in accordance with the terms of the agreements governing the transactions or, where there is no agreement, the auditors of the Company shall confirm to the Directors that they are not aware of any transactions which have been entered into on terms that are less favourable than terms available to (or from, as appropriate) independent third parties; and

(d)    any of the limits set out in condition (5) below has been exceeded in the relevant financial year.

For the purpose of the above review by the auditors of the Company, the Parent Company has undertaken to the Company that the Parent Company will provide the auditors with access to its accounting records; and

(5)    the aggregate annual volume of transactions between the Company and the Parent Company with respect to the cross-provision of utilities, materials, supplies and services does not exceed the limits set forth below:

Annual limit as a

percentage of the audited

consolidated net revenue

of the Group

in the immediately

Description of Transaction         preceding financial year

Aggregate amount which the Parent Company

pays to the Company for the utilities,

materials, supplies and services provided

by the Company as referred to in the paragraph headed

“Ongoing Connected Transactions”

in the letter from the Board in the Circular         13%

Aggregate amount which the Company

pays to the Parent Company

for the utilities, materials,

supplies and services provided

by the Parent Company as referred

to in the paragraph headed

“Ongoing Connected Transactions”

in the letter from the Board

in the Circular 26%

We note that, in estimating the increase in the volume of utilities, materials, supplies and services to be provided by the Company to the Parent Company and/or its subsidiaries, the Directors have taken into account, inter-alia, the estimated increase in the volume of connected transactions to be provided by the Company to the Parent Company and/or its subsidiaries under the Supply Agreement (as amended by the Second Supplemental Agreement). In particular, because in future the Company will supply materials to the Parent Company and/or its subsidiaries at market prices pursuant to the Supply Agreement (as amended by the Second Supplemental Agreement) instead of the original 5% management fee, the entire amount of the materials rather than just the 5% management fee on the transaction amount concerned, will become a connected transaction.

We also note that, in estimating the increase in the volume of utilities, materials, supplies and services to be provided by the Parent Company and/or its subsidiaries to the Company, the Directors have taken into account, inter-alia, the estimated increase in the volume of connected transactions to be provided by the Parent Company and/or its subsidiaries to the Company under the Supply Agreement (as amended by the Second Supplemental Agreement). In particular, in future the Parent Company and/or its subsidiaries will supply electricity, a broader range of materials and construction services, none of which were previously supplied, to the Company under the Supply Agreement (as amended by the Second Supplemental Agreement).

Further details on the estimated amounts of connected transactions between the Company and the Parent Company and/or its subsidiaries for the three financial years ending 31 December 2005 are set out in the letter from the Board contained in the Circular.

We have discussed with the Directors regarding their bases and assumptions in relation to their estimation of the increase in the ongoing connected transaction volume between the Company and the Parent Company and/or its subsidiaries, and we have no reason to believe that such bases and assumptions are not fair and reasonable.

We are of the opinion that, based on the aforesaid estimated increase in the ongoing connected transaction volume between the Company and the Parent Company and/or its subsidiaries including the estimated impact of the transactions contemplated under the Second Supplemental Agreement on the on-going connected transaction volume, the cap amounts in the New Waiver Application are fair and reasonable so far as the Independent Shareholders are concerned.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the granting of the new waiver to the Company in respect of the Ongoing Connected Transactions on transactions of the kind to which the Ongoing Connected Transactions belong including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

With the above conditions stipulated by the Stock Exchange and considering that, based on representations by the Directors, the Ongoing Connected Transactions under the Supply Agreement (as amended by the Second Supplemental Agreement) will be carried out in the ordinary course of business of the Company and on normal commercial terms, we are of the view that the terms of the New Waiver Application are fair and reasonable so far as the Independent Shareholders are concerned.

OPINION

Having considered the above-mentioned principal factors and reasons, we are of the opinion that the terms of the Second Supplemental Agreement and the New Waiver Application are fair and reasonable so far as the Independent Shareholders are concerned.

Yours faithfully

For and on behalf of

CLSA Equity Capital Markets Limited

Tim Ferdinand

Managing Director

Appendix     GENERAL INFORMATION

1.    RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept fully responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not containing in this circular, the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

(a)    Save as disclosed below, as the Latest Practicable Date, none of the Directors or Supervisors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which were required pursuant to section 352 of the SFO to be entered in the register referred to therein or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

Number of domestic

shares of the

Name Title Company held

(personal interest)

Mo Liqi       Chairman of the Board 10,000

Yang Deyu Vice Chairman of the Board and

General Manager 10,000

Wang Bangjun         Director         10,000

Yang Jiachun           Director         10,000

Wu Yuxiang             Director and Chief Financial Officer         10,000

Meng Xianchang     Chairman of the Supervisory Committee         10,000

Xiao Shuzhang         Supervisor         10,000

(b)    None of the Directors or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

(c)    As at the Latest Practicable Date, none of the Directors or Supervisors had entered into, or proposed to enter into, any service contracts with any member of the Group which is not determinable by the Company or the relevant subsidiary within one year without payment of compensation, other than statutory compensation.

(d)    None of the Directors or Supervisors or CLSA had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2002, being the date to which the latest published audited consolidated financial statements of the Company were prepared.

3.    SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, there is no person (other than the Directors or the chief executive of the Company) known to the Directors or the chief executive of the Company who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

Name of shareholder	Shares	Number of shares held	Approximate percentage shareholding of total issued share capital	Approximate percentage shareholding of total issued domestic shares	Approximate percentage shareholding of total issued H Shares
Parent Company	State legal person shares (Long position)	1,670,000,000	58.19%	90.27%	—
J.P. Morgan Chase & Co. (Note 1)	H Shares (Long position)	134,889,125	4.70%	—	13.22%
	H Shares (Lending pool)	84,289,900	2.94%	—	8.26%
JPMorgan Chase Bank (Note 1)	H Shares (Long position)	84,289,900	2.94%	—	8.26%
Capital Group Companies, Inc. (Note 2)	H Shares (Long position)	102,798,000	3.58%	—	10.08%
Capital Research and Management Co. (Note 2)	H Shares (Long position)	81,400,000	2.84%	—	7.98%

Notes:

1.    JPMorgan Chase Bank is a company controlled by J.P. Morgan Chase & Co. and its interest is included in the interest of J.P. Morgan Chase & Co.

2.    Capital Research and Management Co. is a company controlled by Capital Group Companies, Inc. and its interest is included in the interest of Capital Group Companies, Inc.

4.    CONSENT AND QUALIFICATION OF EXPERT

The following are the qualifications of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name Qualification

CLSA         Licensed securities adviser and

corporate finance adviser under the SFO

As at the Latest Practicable Date, CLSA has no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, CLSA Limited, a company in a group of companies comprising CLSA, holds 521 odd lot shares of the Company.

CLSA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name, in the form and context in which they respectively appear.

5     MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2002, being the date to which the latest published audited consolidated financial statements of the Company were made up.

6.    GENERAL

(a)    The secretary of the board of directors of the Company is Mr. Chen Guangshui.

(b)    The legal address of the Company is at 40 Fushan Road, Zoucheng, Shangdong Province 273500, PRC.

(c)    The branch share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1901-1905, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)    The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

7.    DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including 27 June 2003:

(a)    the Supply Agreement;

(b)    the railway acquisition agreement dated 30 October 2001 entered into between the Company and the Parent Company;

(c)    the Second Supplemental Agreement;

(d)    the letter from the Independent Board Committee as set out in this circular;

(e)    the letter from CLSA as set out in this circular; and

(f)    the written consent referred to in this appendix.

Exhibit 99.2

YANZHOU COAL MINING COMPANY LIMITED

(Translation from the Company’s Chinese name)

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

THE SECOND SUPPLEMENTAL AGREEMENT,

ONGOING CONNECTED TRANSACTIONS, NEW WAIVER APPLICATION

AND DESPATCH OF CIRCULAR

The Directors would like to announce that the Company and the Parent Company entered into the Second Supplemental Agreement on 29 May 2003.

A circular containing, among other things, information on the Second Supplemental Agreement, the Ongoing Connected Transactions, the New Waiver Application, the recommendation of the Independent Board Committee and the advice of CLSA Equity Capital Markets Limited, the independent financial adviser to the Independent Board Committee on the terms of the Second Supplemental Agreement and the New Waiver Application will be despatched to the Shareholders on 30 May 2003.

The Directors refer to the announcement of Yanzhou Coal Mining Company Limited dated 12 May 2003 in relation to, among other things, the Ongoing Connected Transactions and the New Waiver Application (the “Announcement”). Terms defined in the Announcement shall have the same meanings when used in this announcement unless otherwise stated.

The Directors would like to announce that the Company and the Parent Company entered into the Second Supplemental Agreement on 29 May 2003. The Second Supplemental Agreement constitutes a connected transaction of the Company and will take effect upon its approval by the Independent Shareholders at the AGM to be held on 27 June 2003. Further details on the Second Supplemental Agreement are set out in the Announcement and the Circular (as defined below).

The Directors would also like to announce that copies of the circular of the Company (the “Circular”) in respect of the Ongoing Connected Transactions, the New Waiver Application, the Second Supplemental Agreement, the recommendation of the Independent Board Committee and the advice of CLSA Equity Capital Markets Limited, the independent financial adviser to the Independent Board Committee, on the terms of the Second Supplemental Agreement and the New Waiver Application will be despatched to the Shareholders on 30 May 2003.

The Directors wish to clarify clerical errors in the first two sentences of the fourth paragraph in sub-section (1)(b) under the section headed “Ongoing Connected Transactions” in the Announcement. The unit for the annual total output (i.e. annual actual generation) of the Parent Company Power System and the Company’s consumption of electricity should be “MWh” instead of “kW”. Therefore, the expected annual actual generation of the Parent Company Power System in

2003, 2004 and 2005 will be approximately 1,100,000 MWh, 1,400,000 MWh and 3,000,000 MWh, respectively, and the Company is expected to consume approximately 770,000 MWh, 810,000 MWh and 850,000 MWh of electricity in 2003, 2004 and 2005, respectively. Such two sentences (as amended) will be set out in sub-paragraph (1)(b) headed “Electricity” under the paragraph headed “Ongoing Connected Transactions” in the Letter from the Board of the Circular.

By Order of the Board of Directors

YANZHOU COAL MINING COMPANY LIMITED

Mo Liqi

Chairman

Shandong, the PRC 29 May 2003